October 17, 2006
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:Jim B. Rosenberg

Re:	Questcor Pharmaceuticals, Inc.
File No. 001-14758
Responses to SEC Staff comments made by letter dated October 13, 2006
Ladies and Gentlemen:
     Questcor Pharmaceuticals, Inc. (the “Company”), in connection with the filing of a Form 10-K for the year ended December 31, 2005 filed with the SEC on March 30, 2006, hereby makes the following responses to the SEC Staff comments made by letter dated October 13, 2006. The Company’s responses are keyed by numbered paragraphs to correspond to the comments in such letter. For your ease of reference, each response is preceded by a reproduction of the corresponding Staff comment.
Item 9A Controls and Procedures, page 41

Question 1.	You disclose that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives ....” is not clear as to whether your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives. Please confirm to us, if true, that your disclosure controls and procedures were designed to provide “reasonable assurance” that the controls and procedures will meet their objectives. We are requesting this information to determine whether the objective for the design of the disclosure controls and procedures is consistent with your Chief Executive and Chief Financial Officer’s conclusion. If true, please represent to us that you will clarify this in future filings. If not true, please provide us an explanation.

Response 1:
     Our disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures would meet their objectives. We will clarify this in future filings.
Notes to Consolidated Financial Statements, page 53
2. Sale of Nascobal, Ethamolin and Glofil-125 Product Lines, page 60

Question 2.	Please explain to us in disclosure-type format why the product lines sold in 2005 are not considered a component of an entity that would be reported in discontinued operations under paragraph 41 of SFAS 144. Based on pro forma financial information in your Form 8-K filed on October 19, 2005 it appears that these product lines comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.
Response 2:
     Paragraph 41 of SFAS 144 states that “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity....”.
     The operations and cash flows of the three product lines disposed of were not clearly distinguished, operationally and for financial reporting purposes from the rest of the entity. We did distinguish sales revenue and cost of sales for the disposed of product lines for internal financial reporting purposes. However, the other direct costs identified in the pro forma financial information filed with our Form 8-K on October 19, 2005 associated with the disposed of product lines were identified only after a detailed review of our general ledger as we did not distinguish these costs for operational or financial reporting purposes. In addition, there were certain selling, general and administrative costs associated with the product lines that were shared costs and were not specifically identified with the disposed of product lines in our general ledger or in the pro forma financial information filed with our Form 8-K on October 19, 2005. For example, our direct sales force salaries were not separately identified with the product lines even though a substantial amount of their time was spent selling the disposed of product lines. After the disposal, their time was reallocated to our remaining product line as we did not reduce the sales force. Accordingly, the operations and cash flows of the product lines disposed of were not clearly distinguishable, operationally and for financial reporting purposes, from the rest of the entity.
     Furthermore, a component should represent an operation. Example 12 of Appendix A of SFAS 144 presents a situation where a manufacturer of several consumer product lines with several product groups, each comprised of different product lines and brands, decides to remain in the beauty care business but to discontinue brands that have been losing money.

Because the brands are part of a larger cash-flow generating group and don’t represent a separate operation of the entity, discontinued operations reporting would not be appropriate. In our operations, the three product lines disposed of were clearly part of a larger cash flow generating group — therapeutic prescription drugs. As a result, the disposed product lines only represented a portion of the larger group (i.e., sale of prescription drugs) and would not qualify for discontinued operations reporting.
     Based on the factors considered above, the disposal of the three product lines did not represent a component of the business and accordingly was not reported as a discontinued operation.
11. Indemnifications, Commitments and Contingencies
Leases, page 66

Question 3.	Please clarify for us in disclosure-type format whether the loss on the master lease recognized in the fourth quarter of 2005 is new liability or a result of revisions to a liability recognized in 2001 when you ceased using the space. Clarify for us what the net deferred rent liability of $682,000 that was reversed in 2005 represents. You disclose that the loss was recognized in accordance with SFAS 146. Please explain to us why SFAS 146 is the applicable accounting literature when it appears that the original liability should have been recognized under EITF 94-3 in 2001.
Response 3:
     The loss recorded in the fourth quarter of 2005 related to the master lease was associated with a new cease-use liability. We originally ceased using the space and entered into a sublease for the space in 2001. The sublease was for an initial term of five years (through July 31, 2006) with renewal options for the remainder of the master lease. In 2001, the lease market was strong and we were able to sublease the space for above our rent cost. The tenant was a viable entity and there was no indication at that time that they would not remain in the facility beyond the initial term of the sublease or that we would not be able to sublease the facility for an amount above our rent cost to another tenant subsequent to the end of the initial term. As such, no liability was recorded in 2001 under EITF 94-3 as our sublease was expected to provide economic benefit to our operations through the term of our master lease.
     However, our sublessee notified us in late 2005 that they were being acquired and would not be extending the sublease beyond the initial term. We assessed the lease market and determined that we would not be able to recover our full rent cost over the remaining term of the master lease. We followed the guidance of SFAS 146 in estimating our loss on the master lease as EITF 94-3 had been nullified by this new accounting standard. In connection with the application of SFAS 146, we recorded a loss and estimated liability of $1.1 million associated with the projected loss on the master lease. This liability represented the present value of the difference between our estimated future sublease income and the master lease rent. We also reversed the existing net deferred rent liability of $682,000 related to straight-lining the rent expense under the master lease, because this liability was taken into account in the calculation of the SFAS 146 $1.1 million liability.
Acknowledgement:
The Company acknowledges that:
(a)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any questions regarding the responses set forth herein or require additional information, please contact me, at (510) 400-0728.

Sincerely,
/s/ George Stuart
George Stuart
Vice President, Finance and Chief Financial Officer